Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 4, 2026, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which making of the Offer or the acceptance of the Shares pursuant thereto would not be in compliance with applicable law, the Purchaser will make a good-faith effort to comply with any such law. If, after a good-faith effort, the Purchaser cannot comply with the any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

GENCO SHIPPING & TRADING LIMITED

at

$23.50 Net Per Share (including the Associated Preferred Stock Purchase Right)

by

4 DRAGON MERGER SUB INC.

a wholly owned subsidiary

of

DIANA SHIPPING INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON JUNE 2, 2026, UNLESS THE OFFER IS EXTENDED.

4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (the “Purchaser”) and a direct wholly-owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (together with its subsidiaries, “Diana,” “we,” “our,” or “us”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares”) of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”)(including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, and as it may be further amended or supplemented from time to time, the “Rights Agreement”), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $23.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

We are seeking to enter into a definitive agreement for the acquisition of Genco by Diana, and are prepared to engage with Genco immediately. On November 24, 2025, we made an initial proposal to the Board of Directors of Genco (the “Genco Board”) to acquire all of the outstanding Shares that Diana did not already own for a price of $20.60 per share in cash. On March 6, 2026, we increased the offer price for our proposal to $23.50 per Share (this March 2026 proposal, our “Proposal”). We are making the Offer directly to the Genco shareholders to ensure that they have the full terms of our Proposal as set out in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON JUNE 2, 2026, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION.

Consummation of the Offer is conditioned, among other things, upon the following conditions: (i) Genco shall have entered into a definitive merger agreement with Diana and the Purchaser substantially in the form of the merger agreement attached to the Offer to Purchase as Annex A (the “Diana/Genco Merger Agreement”), with (A) changes required to reflect a Top-Up Option (as described in the Offer to Purchase), (B) changes required to reflect completion of the Offer followed by a second-step merger under Section 96 of the Marshall Islands Business Corporations Act (the “BCA”), (C) disclosure schedules provided by Genco that are reasonably acceptable to us, and (D) any other changes mutually agreed between Diana and Genco (the foregoing, the “Merger Agreement Condition”); (ii) Genco shareholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, together with the Shares already owned by Diana, constitutes at least a majority of the then-outstanding Shares on a fully diluted basis (which includes all Shares issuable upon the exercise, conversion, exchange or settlement of any options, rights, awards or securities that are exercisable for, settled in or convertible into Shares then outstanding regardless of whether or not then vested, convertible or exercisable); (iii) either (A) the Rights Agreement shall have been validly terminated and all of the Rights shall have been redeemed or (B) the Rights Agreement shall have been otherwise made inapplicable to the Offer, the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger), and Diana and its affiliates (the foregoing, the “Poison Pill Removal Condition”); (iv) the Genco Board shall have validly approved the Diana/Genco Merger Agreement and the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger) for purposes of Article M of Genco’s Amended and Restated Articles of Incorporation (as amended and in effect, the “Genco Articles of Incorporation”), such that Article M of the Genco Articles of Incorporation would not prohibit, restrict, or apply to the Diana/Genco Merger Agreement or the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger) (the foregoing, the “Affiliate Transaction Condition”); (v) any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority required to consummate the Offer and the second-step merger shall have expired or been obtained; (vi) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the second-step merger illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the second-step merger; (vii) there shall not have occurred any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the section of the Offer to Purchase entitled “The Offer - Section 14 - Conditions of the Offer”); and (viii) Genco shall not have taken any action or actions that would have constituted a breach in any material respect of the interim operating provisions set forth in Section 6.1 of the Diana/Genco Merger Agreement as if such agreement had been entered into as of the date of this Offer.

The proposed Diana/Genco Merger Agreement also contains other closing conditions to the Offer. Please see the sections of the Offer to Purchase entitled “The Offer - Section 14 - Conditions of the Offer”, “The Offer - Section 11 - Background of the Offer; Other Transactions with Genco” and “The Offer - Section 12 - Purpose of the Offer and the Merger; Plans for Genco; Statutory Requirements; Approval of the Merger.”

Satisfaction of each of the Merger Agreement Condition, the Poison Pill removal Condition, and the Affiliate Transaction Condition is solely within the control of Genco and the members of the Genco Board.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Genco and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by us and Genco and specified in such merger agreement.

The Offer has not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

In the second-step merger, each remaining outstanding Share (other than Shares held in treasury by Genco and Shares owned by Diana and its wholly-owned subsidiaries) would be converted into the right to receive the same amount of cash as is received by Genco shareholders pursuant to the Offer. After the second-step merger, Diana will own all of the outstanding Shares, and Genco will be a wholly-owned direct subsidiary of Diana. See the sections of the Offer to Purchase entitled “The Offer - Section 12 - Purpose of the Offer and the Merger; Plans for Genco; Statutory Requirements; Approval of the Merger.” However, in the event that we enter into a definitive merger agreement with Genco that does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by us and Genco and specified in such definitive merger agreement.

The term “Expiration Date” means 5:00 p.m., New York City time, on June 2, 2026, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire. We may, in our sole discretion, extend the Expiration Date of the Offer at any time or from time to time for any reason. If the Offer is extended, we will inform the Depositary (as defined below) of that fact and will issue a press release announcing the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See the Offer to Purchase under the heading “The Offer - Section 1 - Terms of the Offer”.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as, and if we give oral or written notice of the acceptance to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”). The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering shareholders.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates for such Common Shares (or a confirmation of a book-entry transfer of such Common Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the section of the Offer to Purchase entitled “The Offer - Section 3 - Procedure for Tendering Shares; Book-Entry Transfer”)) and, if certificates have been issued in respect of Rights prior to the Expiration Date, certificates representing the associated Rights; (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in the section of the Offer to Purchase entitled “The Offer - Section 3 - Procedures for Tendering Shares; Book-Entry Transfer”) in lieu of a Letter of Transmittal; and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see the section of the Offer to Purchase entitled “The Offer - Section 3 - Procedure for Tendering Shares.” Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will the Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

A shareholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after July 6, 2026, which is the first business day after the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase. For a withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Common Shares or the certificates, if any, for the associated Rights to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Common Shares or associated Rights to be withdrawn, or in the case of Common Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares.

We will interpret, in our discretion, the terms and conditions of the Offer (including the instructions hereto). We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not similar defects or irregularities are waived in the case of any shareholder. None of Diana, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager (as defined below), the Information Agent (as defined below) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. For a summary of certain U.S. federal income tax consequences of the Offer and the second-step merger, see the section of the Offer to Purchase entitled “The Offer - Section 5 – Certain Material U.S. Federal Income Tax Consequences.” Each shareholder should consult its own tax advisor about the particular tax consequences to you of selling your Shares pursuant to the Offer or the second-step merger (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. Under Rule 14d-5 of the Securities Exchange Act of 1934, we are entitled to make a request to Genco for the use of its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Genco’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

You may direct questions and requests for assistance to Okapi Partners LLC, which is acting as the Information Agent for the Offer (the “Information Agent”), or to DNB Carnegie, Inc., which is acting as the dealer manager for the Offer (the “Dealer Manager”), at the telephone numbers set forth below. You may direct requests for copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at our expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 305-0857

E-mail: info@okapipartners.com

The Dealer Manager for the Offer is:

DNB Carnegie, Inc.

30 Hudson Yards, 81st Floor

New York, NY 10001

(212) 681-3800

May 4, 2026